11017005

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68456

FEB 2 5 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One City Place Drive, Suite 100
(No. and Street)

Saint Louis (City) | Missouri (State) | 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Larson 866-569-2450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller Prost PC
(Name – *if individual, state last, first, middle name*)

7733 Forsyth Blvd., Suite 1200 (Address) | Saint Louis (City) | Missouri (State) | 63105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larson Financial Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA J. O'SHEA
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Charles County
My Commission Expires: August 23, 2013
Commission Number: 09505742

Brenda J O'Shea
Notary Public 2/23/11

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Accountants' Report on Internal Controls Required by Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSON FINANCIAL SECURITIES LLC

FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND REPORT ON INTERNAL CONTROLS

DECEMBER 31, 2010

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

TABLE OF CONTENTS

Mueller Prost PC
CPAs + Business Advisors

PKF

To the Board of Directors and Stockholders
Larson Financial Securities LLC
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT

We have audited the accompanying statement of financial condition of *Larson Financial Securities LLC* (the "Company"), as of December 31, 2010, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Larson Financial Securities LLC* as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements of *Larson Financial Securities LLC* for December 31, 2010 was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information is a required part of the financial statements to fulfill reporting requirements of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mueller Prost PC

Certified Public Accountants

February 22, 2011
St. Louis, Missouri

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

FINANCIAL STATEMENTS

LARSON FINANCIAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Current Assets		
Cash	$	187,850
Accounts receivable - brokers		13,630
Prepaid insurance		11,550
Deposits		1,661
Total Current Assets		214,691
Total Assets	**$**	**214,691**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued other	$	5,000
Accrued commissions		19,048
Total Liabilities		24,048
Member's Equity		190,643
Total Liabilities and Member's Equity	**$**	**214,691**

The Notes to Financial Statements are an integral part of this statement.

LARSON FINANCIAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Income		
Commissions	$	1,487,071
Expense		
Broker commissions		743,369
Employee education		5,158
Insurance		2,662
Licenses and permits		41,083
Management fees		593,608
Professional fees		31,445
Other		830
Total Expense		1,418,155
Net Income	$	**68,916**

The Notes to Financial Statements are an integral part of this statement.

LARSON FINANCIAL SECURITIES LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at January 1, 2010	$	-
Contributed capital		121,727
Net income		68,916
Balance at December 31, 2010	**$**	**190,643**

The Notes to Financial Statements are an integral part of this statement.

LARSON FINANCIAL SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Provided by Operating Activities		
Net income	$	68,916
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts receivable - brokers		(13,630)
Prepaid expenses		(11,550)
Deposits		(1,661)
Accrued expenses		5,000
Accrued commissions		19,048
Total Adjustments		(2,793)
Net Cash Provided by Operating Activities		66,123
Cash Provided by Financing Activities		
Capital contributions		121,727
Net Increase in Cash and Cash Equivalents		187,850
Cash at December 31, 2009		-
Cash at December 31, 2010	$	**187,850**

The Notes to Financial Statements are an integral part of this statement.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Larson Financial Securities, LLC (the "Company") is a registered securities broker-dealer that specializes in variable insurance, mutual funds and municipals. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Recognition of Income and Expenses

Commission income and associated broker commission fees related to securities transactions are recognized when the premiums are paid by the insured to the carrier of the insurance policies. Because of the investment nature of variable universal life policies and the industry's historical experience, the payment of premium is in treated as the trade date of the security. Pursuant to an agreement with one carrier, the carrier has the right to charge the Company for premiums paid that are deemed by the carrier to be unearned upon a customer's cancellation of coverage. The Company does not anticipate cancellation by its customers and therefore, no reserve for refund to the carrier has been recorded.

A related commission receivable and accrued broker commission liability is recorded for payments received by the carrier but not paid to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Accounts Receivable - Brokers

The Company pays certain required insurance coverage on behalf of the brokers. These amounts are subsequently reimbursed to the Company in the form of withheld commissions due to the respective broker.

Income Taxes

The Company is a single member Missouri limited liability company and operates under an Operating Agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the Operating Agreement. In addition, as provided for in the Operating Agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the guidance of "FASB Accounting Standards Codification 740-10, Income Taxes – Overall" as of and for the year ending December 31, 2010. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the consolidated financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2010. The federal and state income tax returns of the Company for 2010 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $163,802 which was $158,802 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .1468 to 1.

NOTE 3 AFFILIATED PARTY

The Company has an agreement with an affiliated company, Larson Financial Group ("LFG"), whereby LFG furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for approximately 40% of the gross revenues of the Company before the deduction of any accounts payable of the Company. The management fee to LFG was $593,608 for the year ended December 31, 2010.

NOTE 4 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the independent accountants' report.

ADDITIONAL INFORMATION

Larson Financial Services, LLC
Computation of Net Capital
December 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	190,643	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				190,643	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	190,643	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 26,841	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	26,841)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	163,802	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	163,802	3750

OMIT PENNIES

Larson Financial Services, LLC
Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness
December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,603	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	158,802	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	157,802	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	24,048	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	24,048	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	14.68	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

Larson Financial Services, LLC
Exemptive Provision and Scheduled Withdrawals
December 31, 2010

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ________ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

________ 4335 ________ 4570

D. (k) (3) - Exempted by order of the Commission . . . . ________ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ ________ 4699		
			OMIT PENNIES		

Note: A reconciliation of the computation of net capital under Rule 15c3-1 is not necessary since there are not material differences pursuant to Rule 17a-5(d)(4)

Mueller Prost PC
CPAs + Business Advisors

PKF

To the Board of Directors and Stockholders
Larson Financial Securities LLC
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of *Larson Financial Securities LLC* (the "Company"), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with Management's authorization and recorded properly to permit Board of Directors and Stockholders' preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS (CONTINUED)

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a responsible possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce the relatively low risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountants

February 22, 2011
St. Louis, Missouri